November 1, 2019

Matt Bronfman
Chief Executive Officer
Jamestown Atlanta Invest 1, LLC
675 Ponce de Leon Avenue, NE, 7th Floor
Atlanta, GA 30308

       Re: Jamestown Invest 1, LLC
           Form 1-A filed October 24, 2019
           File No. 024-11102

Dear Mr. Bronfman:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed October 24, 2019

Principal Shareholders, page 53

1. Please revise the table to separately quantify the shares held by individual directors and executive officers of the Manager.
Exhibits

2. Section 3.20 of your Subscription Agreement provides that a subscriber consents to:
       (i) your acquisition of investments warehoused by Jamestown or its affiliates until six months after October 23, 2019 and (ii) any bridge financing in connection therewith, in each case, as outlined in the Offering Circular. We note disclosure on page 56, stating that Section 206(3) of the Investment Advisers Act prohibits an adviser from engaging in a principal transaction with a client without obtaining the clients consent. Please advise whether the company may rely on the consent provided in the Subscription Agreement to form the basis of consent for purposes of Section 206(3), and if so, whether this consent may be deemed a waiver of investor rights under the federal securities laws.
 Matt Bronfman
Jamestown Atlanta Invest 1, LLC
November 1, 2019
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Kim McManus at 202-551-3215 or James Lopez, Legal Branch Chief, at 202-551-3536
with any other questions.



                                                             Sincerely,
FirstName LastNameMatt Bronfman
                                                             Division of
Corporation Finance
Comapany NameJamestown Atlanta Invest 1, LLC
                                                             Office of Real
Estate & Construction
November 1, 2019 Page 2
cc:       C. Spencer Johnson III, Esq.
FirstName LastName